SOLARMAX TECHNOLOGY, INC.

3080 12th Street

Riverside, California 92507

February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	SolarMax Technology, Inc.
Registration Statement on Form S-1
File No. 333-266206

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SolarMax Technology, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern time on Monday, February 12, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ David Hsu
David Hsu
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP